Exhibit 99.1

Ballard and Gore Team up to Advance Fuel Cell Growth

Ballard Power Systems and W. L. Gore & Associates announce an agreement to empower advancements in fuel cell technologies.

SHANGHAI, June 9, 2021 /CNW/ - A multi-year fuel cell supply agreement was announced today between Ballard Power Systems and W. L. Gore & Associates. A signing ceremony at the 6th International Hydrogen Fuel Cell Vehicle Congress (FCVC 2021) honored the two companies' prior collaborations and supply partnerships, while commemorating their new commitment to advance the benefits and applications of fuel cell technologies. Both companies are excited about advancing this technology for applications around the globe.

"The high-performance and durable GORE-SELECT® Membrane is at the heart of our most advanced fuel cell solutions."
Randy MacEwen, President & CEO, Ballard Power Systems

Defining the future through quality and innovation

Ballard, the leading sponsor of FCVC 2021, is known globally as one of the leading providers of innovative fuel cell solutions, including air- and liquid-cooled proton exchange membrane (PEM) stack platforms for motive and stationary applications. Ballard is well positioned to support the expanding global market for fuel cell solutions, including China's New Energy plan: it has been powering buses for more than ten years and is now deploying its 8th-generation system for buses.

Ballard chose to collaborate with Gore due to Gore's history of innovation, and multi-decade expertise in membrane technology:

  Gore produced the first commercially-adopted membrane for passenger vehicles, and since 1994 has been advancing the performance of PEM for other applications.
  The advanced technology of the GORE-SELECT® Membrane enables more compact, durable and higher-output fuel cells proven to extend the life of the system.

Ballard and Gore celebrate their new multi-year collaboration at FCVC 2021 in Shanghai. (CNW Group/Ballard Power Systems Inc.)

Together, the two companies offer the market more than 50 years of combined know-how, as well as a mutual passion for pioneering next-level technologies. Gore Global Automotive Strategic Marketer, Enze Chen, attributes the long-standing Gore-Ballard relationship to the organizations' shared values:

"Ballard and Gore share a mutual commitment: to hear and understand our customers' needs, to deliver innovative solutions to those needs, and to provide the exceptional quality, value and global support our customers expect."

"It is easy for us to collaborate on advancing fuel cell technologies, because our companies are aligned in a common purpose," said Chen.

"Ballard and Gore are committed to joint technological developments that will offer the market next-generation motive and stationary fuel cell systems," said Jason Birdsall, Ballard's Director of Supply Chain Management. "We look forward to collaborating even more closely to support the requirements and empower growth of the fuel cell industry — not only within Asia, but globally."

For more about Ballard's Fuel Cell Solutions:
www.ballard.com/fuel-cell-solutions/fuel-cell-power-products

For more about the GORE-SELECT® Membrane: gore.com/fuelcells3

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com

About Gore
W. L. Gore & Associates is a global materials science company dedicated to transforming industries and improving lives. Since 1958, Gore has solved complex technical challenges in demanding environments — from outer space to the world's highest peaks to the inner workings of the human body. With more than 11,000 Associates and a strong, team-oriented culture, Gore generates annual revenues of $3.8 billion.
gore.com

W. L. Gore & Associates (CNW Group/Ballard Power Systems Inc.)

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Media contacts: Mary Ann Seal, W. L. Gore & Associates, Inc., 401 Airport Road, Elkton, MD 21922, +1 401 506 8788, mseal@wlgore.com; Guy McAree, Ballard Power Systems, +1 604 412 7919, media@ballard.com

CO: Ballard Power Systems Inc.

CNW 07:45e 09-JUN-21